Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2012	Fiscal Year Ended December 31,
		2011	2010	2009	2008	2007
Fixed charges:
Interest expense on indebtedness	$607,103	$884,000	$484,774	$742,263	$649,671	$882,212
Noncash interest expense and other	125,391	229,714	1,919,100	1,340,945	477,302	165,584

Total fixed charges	$732,494	$1,113,714	$2,403,874	$2,083,208	$1,126,973	$1,047,796

Loss:
Net loss before benefit for income taxes	$(40,466,391)	$(39,468,187)	$(16,046,970)	$(12,196,002)	$(25,035,035)	$(20,194,242)
Fixed charges per above	732,494	1,113,714	2,403,874	2,083,208	1,126,973	1,047,796

Total loss	$(39,733,897)	$(38,354,473)	$(13,643,096)	$(10,112,794)	$(23,908,062)	$(19,146,446)

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(40,466,391)	$(39,468,187)	$(16,046,970)	$(12,196,002)	$(25,035,035)	$(20,194,242)